EXHIBIT 99.5

March 2, 2012

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, AB    T2J 7E8

Ladies and Gentlemen:

Re:	Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Agrium Inc. (the “Corporation”) under the Securities Exchange Act of 1934, as amended.

I, A. Dave Mackintosh, B.Sc., P. Geo., a qualified person, am responsible for preparing or supervising the preparation of certain sections of the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 and having an effective date of December 31, 2011 (the “Technical Report”).

I hereby consent to the inclusion in the Annual Report of references to and information derived from the Technical Report and to the use of my name therein. I also consent to the incorporation by reference of such information in Registration Statements Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666 and 333-161620 on Form S-8 of the Corporation.

Yours truly,

/S/ A. Dave Mackintosh
A. Dave Mackintosh, B.Sc., P.Geo.